Exhibit 99.25

Interim Report, Third quarter 2015

Summary Financial Statements

Consolidated Income Statement

€ million, except per share data	Note	Q3 2015	Q3 2014	Q3 YTD 2015	Q3 YTD 2014
Net sales	4	8,440	7,472	28,417	24,713
Cost of sales	5	(6,146)	(5,509)	(20,713)	(18,160)

Gross profit		2,294	1,963	7,704	6,553

Selling expenses		(1,700)	(1,473)	(5,756)	(4,839)
General and administrative expenses		(310)	(216)	(1,017)	(800)

Total operating expenses	5	(2,010)	(1,689)	(6,773)	(5,639)

Operating income	4	284	274	931	914

Interest income		1	1	4	5
Interest expense		(53)	(50)	(179)	(162)
Net interest expense on defined benefit pension plans		(3)	(4)	(11)	(12)
Other financial expenses		(5)	(4)	(14)	(11)

Net financial expenses		(60)	(57)	(200)	(180)

Income before income taxes		224	217	731	734

Income taxes	6	(49)	(52)	(156)	(182)
Share in income of joint ventures		14	12	20	18

Income from continuing operations		189	177	595	570

Income (loss) from discontinued operations	7	—	1	2	(195)

Net income attributable to common shareholders		189	178	597	375

Net income per share attributable to common shareholders
Basic		0.23	0.21	0.73	0.42
Diluted		0.23	0.20	0.71	0.41
Income from continuing operations per share attributable to common shareholders
Basic		0.23	0.21	0.72	0.64
Diluted		0.23	0.20	0.71	0.62

Average U.S. dollar exchange rate (euro per U.S. dollar)		0.8983	0.7600	0.8960	0.7388

Interim Report, Third quarter 2015

Summary Financial Statements

Consolidated Statement of Comprehensive Income

€ million	Q3 2015	Q3 2014	Q3 YTD 2015	Q3 YTD 2014
Net income attributable to common shareholders	189	178	597	375
Remeasurements of defined benefit pension plans
Remeasurements before taxes - income (loss)	88	(311)	(29)	(409)
Income taxes	(15)	81	7	109

Other comprehensive income (loss) that will not be reclassified to profit or loss	73	(230)	(22)	(300)

Currency translation differences in foreign interests:
Currency translation differences before taxes from
Continuing operations	(17)	271	325	297
Income taxes	—	—	(1)	—
Cash flow hedges:
Fair value result in the year	(14)	(15)	26	(43)
Transfers to net income	(5)	—	(20)	(6)
Income taxes	5	4	(1)	12

Other comprehensive income (loss) reclassifiable to profit or loss	(31)	260	329	260

Total other comprehensive income (loss)	42	30	307	(40)

Comprehensive income attributable to common shareholders	231	208	904	335

Attributable to:
Continuing operations	231	207	902	530
Discontinued operations	—	1	2	(195)

Comprehensive income attributable to common shareholders	231	208	904	335

Interim Report, Third quarter 2015

Summary Financial Statements

Consolidated Balance Sheet

€ million	Note	October 4, 2015	December 28, 2014
Assets
Property, plant and equipment		6,328	6,150
Investment property		569	560
Intangible assets		1,809	1,763
Investments in joint ventures and associates		211	206
Other non-current financial assets		514	482
Deferred tax assets		581	494
Other non-current assets		39	35

Total non-current assets		10,051	9,690

Assets held for sale		1	7
Inventories		1,624	1,589
Receivables		752	728
Other current financial assets		702	323
Income taxes receivable		12	59
Other current assets		221	118
Cash and cash equivalents	9	1,455	1,624

Total current assets		4,767	4,448

Total assets		14,818	14,138

Equity and liabilities

Equity attributable to common shareholders	8	5,238	4,844

Loans		1,489	1,410
Other non-current financial liabilities		2,056	2,039
Pensions and other post-employment benefits		351	290
Deferred tax liabilities		121	150
Provisions		708	663
Other non-current liabilities		302	276

Total non-current liabilities		5,027	4,828

Accounts payable		2,548	2,655
Other current financial liabilities		319	280
Income taxes payable		50	22
Provisions		235	240
Other current liabilities		1,401	1,269

Total current liabilities		4,553	4,466

Total equity and liabilities		14,818	14,138

Quarter-end U.S. dollar exchange rate (euro per U.S. dollar)		0.8920	0.8213

Interim Report, Third quarter 2015

Summary Financial Statements

Consolidated Statement of Changes in Equity

€ million	Note	Share capital	Additional paid-in capital	Currency translation reserve	Cash flow hedging reserve	Other reserves including accumulated deficit	Equity attributable to common shareholders
Balance as of December 29, 2013		318	8,713	(492)	(81)	(1,938)	6,520
Net income		—	—	—	—	375	375
Other comprehensive income (loss)		—	—	297	(37)	(300)	(40)

Total comprehensive income (loss)		—	—	297	(37)	75	335
Dividends		—	—	—	—	(414)	(414)
Capital repayment		(308)	(809)	—	—	109	(1,008)
Share buyback		—	—	—	—	(1,027)	(1,027)
Cancellation of treasury shares		(1)	(1,060)	—	—	1,061	—
Share-based payments		—	—	—	—	34	34

Balance as of October 5, 2014		9	6,844	(195)	(118)	(2,100)	4,440

Balance as of December 28, 2014		9	6,844	(103)	(132)	(1,774)	4,844
Net income		—	—	—	—	597	597
Other comprehensive income (loss)		—	—	324	5	(22)	307

Total comprehensive income		—	—	324	5	575	904
Dividends	8	—	—	—	—	(396)	(396)
Share buyback	8	—	—	—	—	(161)	(161)
Cancellation of treasury shares	8	(1)	(785)	—	—	786	—
Share-based payments		—	—	—	—	47	47

Balance as of October 4, 2015		8	6,059	221	(127)	(923)	5,238

Interim Report, Third quarter 2015

Summary Financial Statements

Consolidated Statement of Cash Flows

€ million	Note	Q3 2015	Q3 2014	Q3 YTD 2015	Q3 YTD 2014
Operating income		284	274	931	914
Adjustments for:
Depreciation, amortization, write-downs and impairments	5	238	214	788	665
Gains on the sale of assets / disposal groups held for sale	5	(2)	(6)	(11)	(13)
Share-based compensation expenses		11	11	36	33

Operating cash flows before changes in operating assets and liabilities		531	493	1,744	1,599

Changes in working capital:
Changes in inventories		(22)	(50)	45	17
Changes in receivables and other current assets		(44)	(49)	(90)	(43)
Changes in payables and other current liabilities		35	(59)	(143)	(234)
Changes in other non-current assets, other non-current liabilities and provisions		(2)	(39)	(12)	(73)

Cash generated from operations		498	296	1,544	1,266
Income taxes paid - net		(80)	(26)	(136)	(242)

Operating cash flows from continuing operations		418	270	1,408	1,024
Operating cash flows from discontinued operations		(2)	(4)	(5)	(17)

Net cash from operating activities		416	266	1,403	1,007

Purchase of non-current assets		(165)	(188)	(510)	(507)
Divestments of assets / disposal groups held for sale		5	17	31	58
Acquisition of businesses, net of cash acquired	3	—	(170)	(13)	(183)
Divestment of businesses, net of cash divested	7	(1)	(1)	—	(49)
Changes in short-term deposits and similar instruments		(205)	110	(362)	1,124
Dividends received from joint ventures		3	2	18	16
Interest received		1	1	3	5
Other		1	—	1	(2)

Investing cash flows from continuing operations		(361)	(229)	(832)	462

Net cash from investing activities		(361)	(229)	(832)	462

Interest paid		(32)	(32)	(167)	(154)
Repayments of loans		(6)	(4)	(26)	(19)
Repayments of finance lease liabilities		(24)	(21)	(79)	(59)
Dividends paid on common shares	8	—	—	(396)	(414)
Share buyback	8	—	(215)	(161)	(1,027)
Capital repayment		—	—	—	(1,008)
Other cash flows from derivatives		(12)	(10)	(23)	(20)
Other		—	(2)	5	(4)

Financing cash flows from continuing operations		(74)	(284)	(847)	(2,705)
Financing cash flows from discontinued operations		—	—	—	(2)

Net cash from financing activities		(74)	(284)	(847)	(2,707)

Net cash from operating, investing and financing activities	9	(19)	(247)	(276)	(1,238)

Average U.S. dollar exchange rate (euro per U.S. dollar)		0.8983	0.7600	0.8960	0.7388

Interim Report, Third quarter 2015

Summary Financial Statements

For the reconciliation between net cash from operating, investing and financing activities and cash and cash equivalents as presented in the balance sheet, see Note 9.

Notes to the Consolidated Summary Financial Statements

1.	The Company and its Operations

The principal activity of Koninklijke Ahold N.V. (“Ahold” or the “Company” or “Group” or “Ahold Group”), a public limited liability company with its registered seat and head office in Zaandam, the Netherlands, is the operation of retail food stores in the United States and Europe through subsidiaries and joint ventures.

The information in these condensed consolidated interim financial statements (“financial statements”) is unaudited.

2.	Accounting Policies

Basis of Preparation

These financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting.” The accounting policies applied in these financial statements are consistent with those applied in Ahold’s 2014 consolidated financial statements.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

Ahold’s reporting calendar in 2015 is based on 12 periods of four weeks and one period of five weeks, for a total of 53 weeks. The 2014 reporting calendar is based on 13 periods of four weeks, for a total of 52 weeks. In 2015 and 2014, the first quarter comprised 16 weeks and the second and third quarters each comprised 12 weeks.

New and Revised IFRSS Effective in 2015

Contributions from Employees to Defined Benefit Plans - Amendments to IAS 19

The objective of the amendments was to simplify the accounting for contributions that are independent of the number of years of employee service, for example, employee contributions that are calculated according to a fixed percentage of salary. The simplification was to allow entities the option to recognize employee contributions as a reduction of service costs in the period in which the related service is rendered, instead of attributing the employee contributions to periods of service. The amendments have no impact on the Group, as Ahold has chosen not to avail itself of the practical expedient offered in the amendment and will continue to attribute employee contributions to periods of service.

IFRIC 21 Levies

IFRIC 21 addresses the issue of when to recognize a liability to pay a levy imposed by a government. The interpretation defines a levy and specifies that the obligating event that gives rise to the liability is the activity that triggers the payment of the levy, as identified by legislation. The adoption of IFRIC 21 does not have a significant financial effect on the consolidated financial statements of the Group.

Interim Report, Third quarter 2015

Summary Financial Statements

Annual Improvements to IFRSs 2010-2012 and to IFRSs 2011-2013

Annual improvements to IFRSs 2010-2012 Cycle and annual improvements to IFRSs 2011-2013 Cycle made a number of amendments to various IFRSs, which, based on Ahold’s current financial position, will not have a significant effect on the consolidated financial statements.

3.	Business Combinations

On August 14, 2012, Ahold announced that its Albert Heijn division had completed the acquisition of 78 C1000 and four Jumbo stores from Jumbo for €290 million in cash. A net amount of €273 million was paid by October 4, 2015 (of which €7 million was paid during 2015) in relation to the transferred stores. As of October 4, 2015, Ahold had reached agreements concerning 75 franchisees, of which 71 stores have been converted and opened under the Albert Heijn banner and four stores have been divested directly upon acquisition. For the remaining seven stores, Ahold did not reach agreements with the franchisees and these stores have been transferred back to Jumbo. As of the end of Q3, Ahold recognized an €8.6 million impairment loss of prepaid consideration. Goodwill recognized in the amount of €237 million by October 4, 2015 (YTD 2015: €63 million), which will not be deductible for tax purposes, represents expected synergies from the combination of operations, as well as the ability to expand Ahold’s geographic reach.

The 17 stores that were converted to the Albert Heijn banner through Q3 2015 have contributed €53 million to YTD 2015 net sales and an insignificant amount to net income for YTD 2015.

Other Acquisitions

Ahold completed several minor store acquisitions for a combined purchase consideration of €6 million.

The allocation of the fair value of the net assets acquired and the goodwill arising from the acquisitions during 2015 is as follows:

€ million	Jumbo	Other	Total
Goodwill	63	12	75
Reversal of other intangible assets	(56)	—	(56)
Other non-current assets	—	1	1
Current assets	—	(3)	(3)
Other non-current liabilities	—	(4)	(4)

Acquisition of business, net of cash acquired	7	6	13

A reconciliation of Ahold’s goodwill balance, which is presented within intangible assets, is as follows:

€ million	Goodwill
As of December 28, 2014
At cost	1,039
Accumulated impairment losses	(8)

Opening carrying amount	1,031

Acquisitions through business combinations	75
Divestments of businesses	(6)
Impairment losses and reversals - net	3
Other movements	(5)
Exchange rate differences	28

Closing carrying amount	1,126

As of October 4, 2015
At cost	1,132
Accumulated impairment losses	(6)

Carrying amount	1,126

Interim Report, Third quarter 2015

Summary Financial Statements

4.	Segment Reporting

Ahold’s retail operations are presented in three reportable segments. In addition, Other retail, consisting of Ahold’s unconsolidated joint venture JMR, and Ahold’s Corporate Center are presented separately.

Reportable segment	Included in the Reportable segment
Ahold USA	Stop & Shop New England, Stop & Shop New York Metro, Giant Landover, Giant Carlisle and Peapod
The Netherlands	Albert Heijn, Albert Heijn Belgium, Albert Heijn Germany, Etos, Gall & Gall, bol.com and Albert Heijn Online
Czech Republic	Albert

Other	Included in Other
Other retail	Unconsolidated joint venture JMR (49%)
Corporate Center	Corporate Center staff (the Netherlands, Switzerland and the United States)

Net Sales

Net sales per segment are as follows:

$ million	Q3 2015	Q3 2014	Q3 YTD 2015	Q3 YTD 2014
Ahold USA	5,842	5,923	19,726	19,992
Average U.S. dollar exchange rate (euro per U.S. dollar)	0.8983	0.7600	0.8960	0.7388

CZK million
Czech Republic	10,712	10,150	35,852	29,931
Average Czech Crown exchange rate (euro per Czech Crown)	0.0369	0.0362	0.0366	0.0364

€ million
Ahold USA	5,248	4,501	17,672	14,768
The Netherlands	2,796	2,604	9,434	8,857
Czech Republic	396	367	1,311	1,088

Ahold Group	8,440	7,472	28,417	24,713

Operating Income

Operating income (loss) per segment is as follows:

$ million	Q3 2015	Q3 2014	Q3 YTD 2015	Q3 YTD 2014
Ahold USA	219	218	703	743

CZK million
Czech Republic	136	(106)	(128)	302

€ million
Ahold USA	197	165	630	549
The Netherlands	121	124	412	418
Czech Republic	5	(4)	(5)	11
Corporate Center	(39)	(11)	(106)	(64)

Ahold Group	284	274	931	914

Interim Report, Third quarter 2015

Summary Financial Statements

5.	Expenses by Nature

The aggregate of cost of sales and operating expenses is specified by nature as follows:

€ million	Q3 2015	Q3 2014	Q3 YTD 2015	Q3 YTD 2014
Cost of product	5,876	5,261	19,797	17,344
Labor costs	1,253	1,049	4,259	3,554
Other operational expenses	650	555	2,178	1,860
Depreciation and amortization	230	204	763	646
Rent expenses and income - net	141	125	475	389
Impairment losses and reversals - net	8	10	25	19
Gains on the sale of assets - net	(2)	(6)	(11)	(13)

Total	8,156	7,198	27,486	23,799

6.	Income Taxes

The decrease in income tax is mainly the result of one-time items.

7.	Assets and Liabilities Held for Sale and Discontinued Operations

Income from discontinued operations is specified as follows:

€ million	Q3 2015	Q3 2014	Q3 YTD 2015	Q3 YTD 2014
Slovakia	—	—	—	(2)
Other[1]	—	—	—	(1)

Operating results from discontinued operations[2]	—	—	—	(3)

U.S. Foodservice[4]	—	—	—	(192)
Slovakia	—	—	—	(1)
Other[1]	—	1	2	1

Results on divestments of discontinued operations[3]	—	1	2	(192)

Income (loss) from discontinued operations, net of income taxes	—	1	2	(195)

1	Includes adjustments to the result on various discontinued operations and past divestments.
2	Operating results from discontinued operations are after net income tax benefits of nil for the third quarter of 2015 and 2014 (YTD 2015: nil, YTD 2014: €2 million).
3	Results on divestments are after net income tax expense of nil for the third quarter of 2015 and 2014 (YTD 2015: €1 million, YTD 2014: €31 million benefit).
4	YTD 2014 included the net settlement related to the Waterbury litigation of €185 million and legal costs of €7 million.

The cash flows from the divestment of businesses as presented in the cash flow statement are as follows:

€ million	Q3 2015	Q3 2014	Q3 YTD 2015	Q3 YTD 2014
Proceeds from divestment of stores in the Netherlands	—	—	6	—
Proceeds from divestment of Slovakia	—	—	—	(34)
Net cash flows related to other past divestments	(1)	(1)	(6)	(10)

Divestment of businesses	(1)	(1)	—	(44)
Cash divested	—	—	—	(5)

Divestment of businesses, net of cash divested	(1)	(1)	—	(49)

8.	Equity Attributable to Common Shareholders

Dividend on Common Shares

On April 15, 2015, the General Meeting of Shareholders approved the dividend over 2014 of €0.48 per common share (€396 million in the aggregate). This dividend was paid on April 30, 2015.

Interim Report, Third quarter 2015

Summary Financial Statements

Share Buyback

On February 26, 2015, Ahold announced its decision to return €500 million to its shareholders by way of a share buyback program, to be completed over a 12-month period. Under this program, 8,795,407 of the Company’s own shares were repurchased and delivered in the first half of 2015. Shares were repurchased at an average price of €18.32 per share for a total amount of €161 million. As a result of the announcement that Ahold will merge with Delhaize (see Note 12), the share buyback program was terminated in the second quarter.

On July 7, 2015, Ahold cancelled 60,000,000 shares purchased in this and prior share buyback programs.

The number of outstanding common shares as of October 4, 2015, was 818,232,888 (December 28, 2014: 822,597,462). The decrease is the net effect of the share buyback and the re-issuance of treasury shares for the delivery of the shares vested under the Global Reward Opportunity program.

9.	Cash Flow

The following table presents the reconciliation between the statement of cash flows and the cash and cash equivalents as presented on the balance sheet:

€ million	Q3 YTD 2015	Q3 YTD 2014
Cash and cash equivalents at the beginning of the year	1,624	2,496
Restricted cash	(9)	(4)
Cash and cash equivalents related to discontinued operations	—	5

Cash and cash equivalents at the beginning of the year, excluding restricted cash and including cash and cash equivalents related to discontinued operations	1,615	2,497
Net cash from operating, investing and financing activities	(276)	(1,238)
Effect of exchange rate differences on cash and cash equivalents	96	93
Restricted cash	20	6

Cash and cash equivalents of continuing operations at the end of the quarter	1,455	1,358

Interim Report, Third quarter 2015

Summary Financial Statements

10.	Financial Instruments

Fair Values of Financial Instruments

The following table presents the fair values of financial instruments, based on Ahold’s categories of financial instruments, including current portions, compared to the carrying amounts at which these instruments are included on the balance sheet:

	October 4, 2015		December 28, 2014
€ million	Carrying amount	Fair value	Carrying amount	Fair value
Loans receivable	44	52	42	50
Trade and other (non) current receivables	745	745	731	731
Reinsurance assets	201	201	177	177

Total loans and receivables	990	998	950	958
Cash and cash equivalents	1,455	1,455	1,624	1,624
Short-term deposits and similar instruments	634	634	262	262
Derivatives	338	338	311	311
Available for sale	6	6	5	5

Total financial assets	3,423	3,431	3,152	3,160

€ million	October 4, 2015		December 28, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
Notes	(1,118)	(1,324)	(1,040)	(1,282)
Other loans	(3)	(3)	(3)	(3)
Financing obligations	(391)	(398)	(387)	(391)
Mortgages payable	(9)	(10)	(10)	(11)
Finance lease liabilities	(1,241)	(1,630)	(1,213)	(1,574)
Cumulative preferred financing shares	(497)	(553)	(497)	(564)
Dividend cumulative preferred financing shares	(16)	(16)	(21)	(21)
Accounts payable	(2,548)	(2,548)	(2,655)	(2,655)
Short-term borrowings	(53)	(53)	(47)	(47)
Interest payable	(30)	(30)	(26)	(26)
Reinsurance liabilities	(222)	(222)	(191)	(191)
Other	(64)	(73)	(43)	(51)

Total non-derivative financial liabilities	(6,192)	(6,860)	(6,133)	(6,816)
Derivatives	(227)	(227)	(251)	(251)

Total financial liabilities	(6,419)	(7,087)	(6,384)	(7,067)

Financial Assets and Liabilities Measured at Fair Value on the Balance Sheet

Of Ahold’s categories of financial instruments, only derivatives, assets available for sale and reinsurance assets (liabilities) are measured and recognized on the balance sheet at fair value. These fair value measurements are categorized within Level 2 of the fair value hierarchy. The Company uses inputs other than quoted prices that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices). The fair value of derivative instruments is measured by using either a market or income approach (mainly present value techniques). Foreign currency forward contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates that match the maturity of the contracts. Interest rate swaps are measured at the present value of expected future cash flows. Expected future cash flows are discounted by using the applicable yield curves derived from quoted interest rates.

Interim Report, Third quarter 2015

Summary Financial Statements

The valuation of Ahold’s derivative instruments is adjusted for the credit risk of the counterparty, called Credit Valuation Adjustment (“CVA”), and for the reporting entity’s own credit risk, called Debit Valuation Adjustment (“DVA”). The CVA / DVA calculations have been added to the risk-free fair value of Ahold’s interest and cross-currency swaps. The valuation technique for the CVA / DVA calculation is based on relevant observable market inputs.

The carrying amount of receivables, cash and cash equivalents, accounts payable, short-term deposits and similar instruments, and other current financial assets and liabilities approximate their fair values because of the short-term nature of these instruments and, for receivables, because of the fact that any recoverability loss is reflected in an impairment loss. The fair values of quoted borrowings are based on ask-market quoted prices at the end of the reporting period. The fair value of other non-derivative financial assets and liabilities that are not traded in an active market are estimated using discounted cash flow analyses based on prevailing market rates. The fair value calculation method and the conditions for redemption and conversion of the cumulative preferred financing shares are disclosed in Note 22 of Ahold’s Annual Report 2014. The accrued interest is included in other current financial liabilities and not in the carrying amounts of non-derivative financial assets and liabilities.

11.	Commitments and Contingencies

A comprehensive overview of commitments and contingencies as of December 28, 2014, was included in Note 34 of Ahold’s 2014 consolidated financial statements, which were published as part of Ahold’s Annual Report 2014 on February 26, 2015. There were no significant changes to this overview through Q3 2015.

12.	Merger with Delhaize

On June 24, 2015, Ahold and Delhaize announced their intention to merge their businesses through a merger of equals. As a result of this announcement, Ahold has terminated its ongoing share buyback program and €1 billion will be returned to Ahold shareholders via a capital return and a reverse stock split prior to completion of the merger. Per the merger agreement, Delhaize shareholders are to receive 4.75 Ahold ordinary shares for each Delhaize ordinary share. Upon completion, Ahold shareholders will own approximately 61% of the combined company’s equity and Delhaize shareholders will own approximately 39%. The transaction is expected to be completed in mid-2016, following regulatory clearances, associate consultation procedures and shareholder approval.

13.	Subsequent Events

On July 20, 2015, Ahold announced that it had entered into an agreement with The Great Atlantic & Pacific Tea Company to acquire 25 A&P stores in Greater New York. On October 8, 2015, all conditions had been met and Ahold commenced its purchase of 25 former A&P stores. The purchase and conversion of the stores is planned to occur on a weekly basis in batches of five stores, with the final tranche of stores expected to be converted in mid-November. The purchase price for all of the stores is $150 million (€134 million).

Other Financial and Operating Information

Net Sales per Channel

€ million	Q3 2015	Q3 2014	% change	% change constant rates	Q3 YTD 2015	Q3 YTD 2014	% change	% change constant rates
Online sales[1]	362	281	28.8%	20.7%	1,162	916	26.9%	17.7%
Store sales[2]	8,078	7,191	12.3%	1.0%	27,255	23,797	14.5%	1.4%

Total net sales	8,440	7,472	13.0%	1.7%	28,417	24,713	15.0%	2.0%

1.	Total net consumer online sales increased 32.0% in the third quarter to €400 million, or 24.4% at constant exchange rates (Q3 YTD 2015: increased 29.4% to €1,267 million, or 20.7% at constant exchange rates). Net consumer online sales is a non-GAAP measure. See section Use of non-GAAP financial measures for more information on the use of non-GAAP measures.
2.	Store sales also includes sales under franchise agreements and other sales to third parties.

Interim Report, Third quarter 2015

Summary Financial Statements

Underlying Operating Income1

Underlying operating income per segment is as follows:

€ million	Underlying operating income Q3 2015	Impairments	Gains on the sale of assets	Restructuring and related charges	Other	Operating income Q3 2015
Ahold USA	212	(5)	2	(1)	(11)	197
The Netherlands	129	(3)	—	—	(5)	121
Czech Republic	5	—	—	—	—	5
Corporate Center	(27)	—	—	(12)	—	(39)

Ahold Group	319	(8)	2	(13)	(16)	284

1	Underlying operating income is a non-GAAP measure. See section Use of non-GAAP financial measures for more information on the use of non-GAAP measures.

Underlying operating income in local currency for Q3 2015 is $236 million for Ahold USA and CZK 131 million for Czech Republic.

The Other balances relate to a multi-employer withdrawal liability at Ahold USA and a change in inventory valuation measurement technique in The Netherlands.

€ million	Underlying operating income Q3 2014	Impairments	Gains on the sale of assets	Restructuring and related charges	Operating income Q3 2014
Ahold USA	169	(6)	—	2	165
The Netherlands	127	(5)	6	(4)	124
Czech Republic	(1)	1	—	(4)	(4)
Corporate Center	(10)	—	—	(1)	(11)

Ahold Group	285	(10)	6	(7)	274

Underlying operating income in local currency for Q3 2014 is $221 million for Ahold USA and negative CZK 5 million for Czech Republic.

(€ million)	Underlying operating income Q3 YTD 2015	Impairments	Gains on the sale of assets	Restructuring and related charges	Other	Operating income Q3 YTD 2015
Ahold USA	681	(13)	6	(33)	(11)	630
The Netherlands	425	(12)	5	(1)	(5)	412
Czech Republic	11	—	—	(16)	—	(5)
Corporate Center	(77)	—	—	(29)	—	(106)

Ahold Group	1,040	(25)	11	(79)	(16)	931

Underlying operating income in local currency for Q3 YTD 2015 is $760 million for Ahold USA and CZK 303 million for Czech Republic.

Interim Report, Third quarter 2015

Summary Financial Statements

(€ million)	Underlying operating income Q3 YTD 2014	Impairments	Gains on the sale of assets	Restructuring and related charges	Operating income Q3 YTD 2014
Ahold USA	558	(10)	1	—	549
The Netherlands	439	(10)	12	(23)	418
Czech Republic	14	1	—	(4)	11
Corporate Center	(46)	—	—	(18)	(64)

Ahold Group	965	(19)	13	(45)	914

Underlying operating income in local currency for Q3 YTD 2014 is $754 million for Ahold USA and CZK 395 million for Czech Republic.

EBITDA1

€ million	EBITDA Q3 2015	Depreciation and amortization	Operating income Q3 2015	EBITDA Q3 2014	Depreciation and amortization	Operating income Q3 2014
Ahold USA	352	(155)	197	297	(132)	165
The Netherlands	184	(63)	121	185	(61)	124
Czech Republic	17	(12)	5	7	(11)	(4)
Corporate Center	(39)	—	(39)	(11)	—	(11)

Total by segment	514	(230)	284	478	(204)	274
Share in income of joint ventures	14			12
Income (loss) from discontinued operations	—			1

Total EBITDA	528			491

1 EBITDA is a non-GAAP measure. See section Use of non-GAAP financial measures for more information on the use of non-GAAP measures.
(€ million)	EBITDA Q3 YTD 2015	Depreciation and amortization	Operating income Q3 YTD 2015	EBITDA Q3 YTD 2014	Depreciation and amortization	Operating income Q3 YTD 2014
Ahold USA	1,143	(513)	630	968	(419)	549
The Netherlands	619	(207)	412	615	(197)	418
Czech Republic	36	(41)	(5)	40	(29)	11
Corporate Center	(104)	(2)	(106)	(63)	(1)	(64)

Total by segment	1,694	(763)	931	1,560	(646)	914
Share in income of joint ventures	20			18
Income (loss) from discontinued operations	2			(195)

Total EBITDA	1,716			1,383

Interim Report, Third quarter 2015

Summary Financial Statements

Free Cash Flow1

€ million	Q3 2015	Q3 2014	Q3 YTD 2015	Q3 YTD 2014
Operating cash flows from continuing operations before changes in working capital and income taxes paid	529	454	1,732	1,526
Changes in working capital	(31)	(158)	(188)	(260)
Income taxes paid - net	(80)	(26)	(136)	(242)
Purchase of non-current assets	(165)	(188)	(510)	(507)
Divestments of assets / disposal groups held for sale	5	17	31	58
Dividends received from joint ventures	3	2	18	16
Interest received	1	1	3	5
Interest paid	(32)	(32)	(167)	(154)

Free cash flow	230	70	783	442

1	Free cash flow is a non-GAAP measure. See section Use of non-GAAP financial measures for more information on the use of non-GAAP measures.

Net Debt1

€ million	October 4, 2015	July 12, 2015	December 28, 2014
Loans	1,490	1,510	1,410
Finance lease liabilities	1,143	1,171	1,125
Cumulative preferred financing shares	497	497	497

Non-current portion of long-term debt	3,130	3,178	3,032
Short-term borrowings and current portion of long-term debt	182	182	165

Gross debt	3,312	3,360	3,197
Less: Cash, cash equivalents, and short-term deposits and similar instruments [2,3]	2,090	1,897	1,886

Net debt	1,222	1,463	1,311

1	Net debt is a non-GAAP measure. See section Use of non-GAAP financial measures for more information on the use of non-GAAP measures.
2	Short-term deposits and similar instruments include investments with a maturity of between three and 12 months. The balance of these instruments at October 4, 2015, was €634 million (July 12, 2015: €430 million, December 28, 2014: €262 million) and is presented within Other current financial assets in the consolidated balance sheet.
3	Book overdrafts, representing the excess of total issued checks over available cash balances within the Group cash concentration structure, are classified in accounts payable and do not form part of net debt. These balances amounted to €144 million, €135 million and €184 million as of October 4, 2015, July 12, 2015, and December 28, 2014, respectively.

Store Portfolio (Including Franchise Stores)

	End of 2014	Opened / acquired	Closed / sold	End of Q3 2015	End of Q3 2014
Ahold USA	768	2	(8)	762	767
The Netherlands[1]	2,105	53	(34)	2,124	2,082
Czech Republic	333	4	(6)	331	332

Total	3,206	59	(48)	3,217	3,181

1	The number of stores at the end of Q3 2015 includes 1,137 specialty stores (Etos and Gall & Gall) (Q3 2014: 1,130). Through Q3 YTD 2015, 17 C1000 stores were converted to the Albert Heijn banner.

Interim Report, Third quarter 2015

Summary Financial Statements

Use of Non-GAAP Financial Measures

This interim report includes non-GAAP financial measures. The descriptions of these non-GAAP financial measures are included on page 37 of Ahold’s Annual Report 2014, with the exception of EBITDA, which is defined below.

Earnings before interest, taxes, depreciation and amortization, or EBITDA, is net income before net financial expense, income taxes, depreciation and amortization. However, EBITDA does not exclude impairments. EBITDA allows investors to analyze the profitability between companies and industries by eliminating the effects of financing (i.e., net financial expense) and capital investments (i.e., depreciation and amortization).

Financial Calendar

Ahold’s financial year consists of 52 or 53 weeks and ends on the Sunday nearest to December 31.

Ahold’s 2015 financial year consists of 53 weeks and ends on January 3, 2016. The quarters in 2015 are:

First quarter (16 weeks)	December 29, 2014, through April 19, 2015
Second quarter (12 weeks)	April 20 through July 12, 2015
Third quarter (12 weeks)	July 13 through October 4, 2015
Fourth quarter (13 weeks)	October 5, 2015, through January 3, 2016

2015/19